03011493

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 26901

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003 165 PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CNL Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 South Orange Avenue
(No. and Street)

Orlando, FL 32801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmit Davis Puckett & Company, LLC
(Name — *if individual, state last, first, middle name*)

605 East Robinson Street, Suite 635, Orlando, FL 32801
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Robert A. Bourne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL Securities Corp., as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Robert A. Bourne, President

Title

Notary Public

Phyllis S Bell
My Commission DD133055
Expires July 22, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNL SECURITIES

UNITED STATES
SECURITY AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Year Ended December 31, 2002

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CNL SECURITIES CORP.	as of December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$4,674,306	3480
2. Deduct ownership equity not allowable for Net Capital			-	3490
3. Total ownership equity qualified for Net Capital			4,674,306	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computations of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			4,674,306	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Conditions (Notes B and C)	$ -	3540		
B. Secured demand note deficiency	-	3590		
C. Commondity futures contracts and spot commodities-proprietary capital charges	-	3600		
D. Other deductions and/or charges . . NONALLOWED RECEIVABLES & INVESTMENTS.	136,211	3610	(136,211)	3620
7. Other additions and/or allowable credits (List)			-	3630
8. Net capital before haircuts on securities positions			$4,538,095	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$ -	3660		
B. Subordinated securities borrowings	-	3670		
C. Trading and investment securities:				
1. Exempted securities	-	3735		
2. Debt securities	-	3733		
3. Options	-	3730		
4. Other securities	-	3734		
D. Undue Concentration	-	3650		
E. Other (List)	-	3736	-	3740
10. Net Capital			$4,538,095	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CNL SECURITIES CORP. as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% Of Line 19)	$	362,434	3756
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requiremer of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	362,434	3760
14. Excess net capital (line 10 less 13)	$	4,175,661	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	3,994,442	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	5,436,521	3790
17. Add:						
A. Drafts for immediate credit	$	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810			
C. Other unrecorded amounts (List)	$	-	3820	$	-	3830
19. Total aggregate indebtedness				$	5,436,521	3840
20. Percentage of aggregate indebtedness to net capital (line 19 -:- by line 10)					120%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debts	$	-	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	3880
24. Net capital requirement (greater of line 22 or 23)	$	-	3760
25. Excess net capital (line 10 less 24)	$	-	3910
26. Net capital in excess of: 5% of combined aggregate debt items of $ 120,000	$	-	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if altemative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondents should provide a list of material non-allowable assets.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MCDIRMIT DAVIS PUCKETT & COMPANY LLC

70

ADDRESS Number and Street	City	State	Zip Code
605 E. ROBINSON STREET, SUITE 635	ORLANDO	FL	32801
71	72	73	74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE. . . . FOR SEC USE ONLY

WORK LOCATIONS	WORK LOCATIONS MM/DD/YY	DOC. SEC. NO.	CARD			
50	51	52	53			

CNL SECURITIES CORP.
(A Wholly Owned Subsidiary of CNL Investment Company)
Orlando, Florida

FINANCIAL STATEMENTS AND SCHEDULE
(With Independent Auditor's Report Thereon)

AND

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

For The Year Ended December 31, 2002

CNL SECURITIES CORP.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	Schedule I
Independent Auditor's Report on Internal Control Structure	

MCDIRMIT DAVIS PUCKETT

Independent Auditor's Report

To the Board of Directors
CNL Securities Corp.
Orlando, Florida

We have audited the accompanying statement of financial condition of CNL Securities Corp. (a wholly owned subsidiary of CNL Investment Company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp. (a wholly owned subsidiary of CNL Investment Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmit Davis Puckett & Company, LLC

Orlando, Florida
January 29, 2003

MCDIRMIT DAVIS PUCKETT & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
605 E. ROBINSON STREET, SUITE 635 • ORLANDO, FLORIDA 32801
TELEPHONE 407-843-5406 • FAX 407-649-9339 • EMAIL: INFO@MDPCPA.COM

CNL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Current Assets:	
Cash and cash equivalents	$ 7,408,308
Accounts receivable – related parties	2,626,816
Accounts receivable – other	206
Prepaid expense	56,597
Total current assets	10,091,927
Investments	18,900
	$10,110,827

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable and accrued liabilities	$ 4,935,345
Income taxes payable	157,830
Due to related party	343,346
Total current liabilities	5,436,521
Stockholder's Equity:	
Common stock – Authorized 100 shares; par value $1.00 per share; issued and outstanding 100 shares	100
Paid-in Capital	47,395
Retained Earnings	4,626,811
Total stockholder's equity	4,674,306
	$10,110,827

The accompanying Notes to Financial Statements are an integral part of this statement.

CNL SECURITIES CORP.

STATEMENT OF INCOME

For The Year Ended December 31, 2002

Revenues:	
Commissions and fees	$71,589,479
Interest	15,443
Total revenues	71,604,922
Expenses:	
Commissions	66,275,439
General and administrative expenses	435,197
Total expenses	66,710,636
Income Before Provision for Income Taxes	4,894,286
Provision for Income Taxes	1,841,720
Net Income Transferred to Retained Earnings	$ 3,052,566

The accompanying Notes to Financial Statements are an integral part of this statement.

CNL SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2002

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2001	$100	$47,395	$1,574,245	$1,621,740
Net income for the year ended December 31, 2002	-	-	3,052,566	3,052,566
Balance, December 31, 2002	$100	$47,395	$4,626,811	$4,674,306

The accompanying Notes to Financial Statements are an integral part of this statement.

CNL SECURITIES CORP.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2002

Cash and cash equivalents – Beginning of year	$ 1,812,235
Operating Activities:	
Cash collections from clients	71,717,025
Interest earned	15,443
Commissions paid	(63,747,885)
Cash paid to affiliates and other operating cash payments	(462,199)
Cash paid to parent company for income taxes	(1,924,180)
Net cash provided by (used in) operating activities	5,598,204
Financing Activities:	
Net repayments to parent	(2,131)
Net cash provided by (used in) financing activities	(2,131)
Net increase in cash and cash equivalents	5,596,073
Cash and cash equivalents – End of year	$ 7,408,308
Reconciliation of Net Income to Net Cash Provided by (Used In) Operating Activities:	
Net income per Statement of Income	$ 3,052,566
Cash provided by (used in) changes in:	
Accounts receivable	(213,024)
Prepaid expenses	(56,597)
Accounts payable and accrued liabilities	2,554,373
Income taxes payable	(82,460)
Due to related party	343,346
Net cash provided by (used in) operating activities	$ 5,598,204

The accompanying Notes to Financial Statements are an integral part of this statement.

CNL SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2002

Note 1 - Summary of Significant Accounting Policies:

CNL Securities Corp.'s (the Company) accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry in the United States of America.

Organization:
The Company was organized under the laws of the State of Florida on November 13, 1979 as a broker-dealer. Effective August 10, 1980, the Company became a wholly owned subsidiary of CNL Financial Group, Inc. No financial activity occurred until 1981. November 25, 1981 was the effective date the Company became registered with the Securities and Exchange Commission. Effective June 30, 1999, CNL Financial Group, Inc. transferred all of the outstanding shares in the company to CNL Investment Company. Effective January 1, 2000, CNL Investment Company became a wholly owned subsidiary of CNL Holdings, Inc. through its subsidiaries, CNL Financial Group, Inc. and CNL Capital Markets, Inc.

Business Activity:
The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of National Association of Securities Dealers, Inc.

The Company serves as broker-dealer for the sale primarily of "limited partnership units" of various investment partnerships and shares of stock of unlisted real estate investment trusts ("REITs"). Commissions are generated from the sale of these units and shares. (See Note 2).

Fair Value of Financial Instruments:
Unless otherwise indicated, the fair value of all reported assets and liabilities which represent instruments approximate the carrying value of such amounts.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition:
Commissions from the sale of shares of stock of REITs and limited partnership interests in real estate and other capital ventures are recognized as income when earned and are recorded on the date the investor is admitted as a partner or stockholder.

Note 1 - Summary of Significant Accounting Policies - Continued:

Accounts Receivable:

The Company provides an allowance for doubtful accounts. At December 31, 2002, in the opinion of management, all amounts were considered collectible and no allowance was necessary.

Investments:

Investments consist of common stock and are stated at cost, which approximates market value.

Income Taxes:

The Company follows the consolidation policies of its consolidating parent company, CNL Holdings, Inc., in paying its portion of the consolidated Federal and State income taxes to the parent company.

The Company is reporting on the accrual basis of accounting for both financial statement and income tax reporting purposes.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include cash and cash invested in liquid instruments with an original maturity date of three months or less.

Note 2 - Related Party Transactions:

Investment Partnerships and REITs:

The Company's activities as a broker-dealer relate primarily to certain investment partnerships and unlisted real estate investment trusts ("REITs"). James M. Seneff, Jr. (stockholder-officer of Parent Company) and Robert A. Bourne (officer) of the Company are also general partners in these investment partnerships and officers and directors of the REITs.

The Company earned revenues from related entities for the year ended December 31, 2002, of $71,589,479. At December 31, 2002, the Company had commissions due from related investment partnerships and REITs totaling $2,626,816.

During the year ended December 31, 2002, one of the related entities overpaid the Company in error. This amount, $343,346, was classified as due to related party at December 31, 2002, and was repaid to the related entity as of January 29, 2003.

Transactions with Affiliated Companies:

During the year ended December 31, 2002, the Company incurred general and administrative expenses totaling $126,729 related to services provided by affiliated entities.

CNL SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

For The Year Ended December 31, 2002

Note 3 - Investments:

At December 31, 2002, investments consist of 1,500 shares of NASDAQ Stock Market, Inc. carried at cost, which approximates market value.

Note 4 - Income Taxes Payable:

Income taxes payable are summarized as follows:

Balance, beginning of year	$ 240,290
Provision for income taxes per Statement of Income	1,841,720
Less: Payments to parent company (See Note 1)	(1,924,180)
Balance, end of year	$ 157,830

Income tax expense is summarized as follows:

Provision for Federal income taxes	$1,572,534
Provision for State income taxes	269,186
Total	$1,841,720

Note 5 - Capital Requirements:

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission. This rule prescribes that a broker or dealer in securities is required to maintain a minimum "net capital" of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2002 was $4,538,095 and 6 2/3% of aggregate indebtedness was $362,434 (See also Schedule I).

The Company did not have any liabilities subordinated to claims of general creditors during the period covered by this report, and is exempt from revenue requirements under Rule 15c3-3k(2)(A) of the Securities and Exchange Commission.

There was no material adjustment to the computation of net capital under rule 15c3-1 between the unaudited FOCUS report and audited FOCUS report. Therefore, no reconciliation is required.

Note 6 - Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash equivalents and accounts receivable (See Note 2).

The Company maintains cash balances at financial institutions and invests in unsecured money market funds. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, uninsured cash deposits and cash invested in money market funds totaled $8,149,290.

Concentrations of credit risk with respect to accounts receivable relates to the Company's business activity being the sale of securities of entities primarily within the real estate industry. The Company limits its credit risk by the dispersion of activity across many geographic areas throughout the United States.

Note 7 – Subsequent Event:

Subsequent to December 31, 2002, certain employees of the Company's parent, CNL Investment Company, were transferred to the Company. As a result, revenue and expenses related to such employees will be included in the revenue and expenses of the Company beginning in 2003. While this did not effect financial results in 2002, this may have a material impact on the net income of the Company in 2003 and future years.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I

CNL SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For The Year Ended December 31, 2002

COMPUTATION OF NET CAPITAL:	
Total ownership equity	$4,674,306
Nonallowable assets:	
Other receivables	60,714
Prepaid expenses	56,597
Investments	18,900
Total	136,211
Net capital	$4,538,095
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 362,434
Minimum dollar amount	$ 5,000
Net capital requirement	$ 362,434
Excess net capital	$4,175,661
Excess net capital at 1,000%	$3,994,442
Percent: Aggregate indebtedness to net capital	120%
Debt to debt-equity	0%

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

MCDIRMIT DAVIS PUCKETT

Independent Auditor's Report on Internal Control Structure

To the Board of Directors
CNL Securities Corp.
Orlando, FL

In planning and performing our audit of the financial statements and supplemental schedule of CNL Securities Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MCDIRMIT DAVIS PUCKETT & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
605 E. ROBINSON STREET, SUITE 635 • ORLANDO, FLORIDA 32801
TELEPHONE 407-843-5406 • FAX 407-649-9339 • EMAIL: INFO@MDPCPA.COM

Because of inherent limitations in any internal control procedure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McDirmit Davis Puckett & Company, LLC

Orlando, Florida
January 29, 2003